UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33008 / February 21, 2018

In the Matter of	:
	:
Northern Lights Funds Trust	:
Pacific Financial Group, LLC	:
c/o JoAnn Strasser, Esq.	:
Thompson Hine LLP	:
41 South High Street, Suite 1700	:
Columbus, OH 43215	:
	:
Gemini Fund Services	:
80 Arkay Drive	:
Hauppauge, NY 11788	:
	:
(812-14810)	:
	:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF THE ACT,
AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION
FROM SECTION 17(a) OF THE ACT

Northern Lights Fund Trust, Pacific Financial Group, LLC, and Gemini Fund Services filed an application on August 14, 2017, and an amendment to the application on January 8, 2018, requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A), (B) and (C) of the Act, and under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act. The order would permit certain registered open-end management investment companies that operate as "funds of funds" to acquire shares of certain registered open-end management investment companies, registered closed-end management investment companies, business development companies, as defined in section 2(a)(48) of the Act, and registered unit investment trusts that are within or outside the same group of investment companies as the acquiring investment companies.

On January 23, 2018, a notice of the filing of the application was issued (Investment Company Act Release No. 32973). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B) and (C) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by Northern Lights Fund Trust, Pacific Financial Group, LLC, and Gemini Fund Services (File No. 812-14810) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Action as set forth or recommended herein APPROVED pursuant to authority delegated by the Commission under Public Law 87-592. For the Division of Investment Management

ROBERT SHAPIRO
Digitally signed by ROBERT SHAPIRO
Date: 2018.02.21 10:46:17 -05'00'

EDUARDO ALEMAN
Digitally signed by EDUARDO ALEMAN
Date: 2018.02.21 14:15:41 -05'00'